BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

RECEIVED
2006 APR 18 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mark Paslawski
Direct Line: 403.298.2068
e-mail: paslawskim@bennettjones.ca
Our File No.: 44609-8

[redacted]

06012645

April 13, 2006

Delivered by Courier

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of each of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

Mark Paslawski

MP/llm
Enclosures

PROCESSED
APR 19 2006
THOMSON FINANCIAL

cc: Tom Medvedic
VP, Finance and Chief Financial Officer
Calfrac Well Services Ltd.

dlw 4/18

SCHEDULE

Management Proxy Materials

1. Notice of Annual Meeting of Shareholders

2. Management Information Circular

3. Form of Proxy

4. Letter of Confirmation of Mailing

CALFRAC WELL SERVICES LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting (the "Meeting") of shareholders of Calfrac Well Services Ltd. (the "Corporation") will be held in the Turner Valley Room at the Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, on Tuesday, May 9, 2006, at 3:30 p.m. for the following purposes:

1. receive the financial statements for the year ended December 31, 2005, and the report of the auditor;

2. elect the directors;

3. appoint the auditor; and

4. transact such other business as may properly come before the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the accompanying form of proxy and return it in the envelope provided to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. A proxy will not be valid unless it is received by Computershare Trust Company of Canada not later than 5:00 p.m. on Friday, May 5, 2006.

DATED March 14, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

Douglas R. Ramsay
President and Chief Executive Officer

CALFRAC WELL SERVICES LTD.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Calfrac Well Services Ltd. (the "Corporation") for use at the annual meeting of shareholders of the Corporation to be held in the Turner Valley Room at the Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, on Tuesday, May 9, 2006, at 3:30 p.m. (the "Meeting") and at any adjournment thereof for the purposes set forth in the accompanying notice of meeting. The cost of such solicitation will be borne by the Corporation.

Appointment of Proxyholder and Discretionary Authority

The persons designated in the accompanying form of proxy are officers of the Corporation. A shareholder has the right to appoint a person or company to represent the shareholder at the Meeting other than the persons designated in the accompanying form of proxy. A shareholder may exercise this right by inserting in the blank space provided in the accompanying form of proxy the name of the person to be appointed and deleting the names of the persons designated in the form of proxy, or by completing another proper form of proxy. In order for a proxy to be valid, it must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing and received by Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 5:00 p.m. on May 5, 2006.

All shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. The shares to which a proxy relates will be voted FOR each matter as to which a choice is not specified.

The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the notice of the Meeting and other matters which may properly come before the Meeting. As at the date of this Circular, management of the Corporation is not aware that any amendments, variations or other matters are to be presented for action at the Meeting. If any amendments, variations or other matters do properly come before the Meeting, the persons named in the accompanying form of proxy will vote according to their best judgment.

Revocability of Proxy

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing at the office of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting Shares and Principal Holders of Voting Shares

The record date for the Meeting is March 31, 2006. A person whose name was entered on the register of common shares at the close of business on that date is entitled to vote at the Meeting the shares shown opposite that person's name in the register of common shares, except to the extent that the person has transferred the ownership of any of the person's shares after the record date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote the transferee's shares at the Meeting. As at March 14, 2006, there were 36,378,008 common shares outstanding, with each share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or controls or directs voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation other than Ronald P. Mathison, who has advised the Corporation that he beneficially owns, directly or indirectly, or controls or directs 9,009,124 common shares, representing 24.77% of the outstanding common shares.

Voting by Non-registered Shareholders

Shareholders who do not hold their shares in their own name ("Non-registered Shareholders") may have their shares voted at the Meeting by providing voting instructions to their "nominee", which is usually a trust company, broker or other financial institution. Nominees will typically seek voting instructions by sending with this Circular a voting instruction form instead of a form of proxy. A voting instruction form can be used only to provide voting instructions to a Non-registered Shareholder's nominee. Every nominee has its own signing and return instructions, which Non-registered Shareholders must follow to ensure that their shares are voted at the Meeting.

Alternatively, Non-registered Shareholders may attend the Meeting and vote their shares as proxyholder by entering their own name in the space provided on the voting instruction form supplied by their nominee and following the signing and return instructions. Non-registered Shareholders who follow this procedure will be recognized at the Meeting as proxyholders and will be permitted to vote their shares in that capacity.

Information Regarding Predecessor and Stock Split

The Corporation was formed on March 24, 2004, by the amalgamation of Denison Energy Inc. ("Denison") and a private corporation known as Calfrac Well Services Ltd. ("CWSL"). On March 8, 2004, Denison had completed an arrangement whereby almost all of Denison's assets were transferred to two new corporations, and on March 24, 2004, Denison acquired all of the shares of CWSL, then amalgamated with CWSL and changed its name to Calfrac Well Services Ltd. Although the former shareholders of Denison received a majority of the shares of the amalgamated corporation, under Canadian generally accepted accounting principles the amalgamation was considered to be a reverse takeover of Denison by CWSL. As a result, all financial and operating information reported by the Corporation for periods prior to March 24, 2004, is that of CWSL as it existed prior to its acquisition by and amalgamation with Denison. Information with respect to Denison as it existed prior to March 24, 2004, is not provided because it is not meaningful and it is inconsistent with the accounting treatment and disclosure prescribed by Canadian generally accepted accounting principles.

On February 7, 2005, the shares of the Corporation were divided on a two-for-one basis (the "Stock Split"). To ensure consistent disclosure, **information with respect to shares and share prices as at dates and for periods ended prior to February 7, 2005, has been adjusted to give effect to the Stock Split.**

Executive Compensation

Summary Compensation Table

The following table sets forth all compensation paid by the Corporation and CWSL to each Chief Executive Officer, each Chief Financial Officer and the three most highly compensated executive officers of the Corporation (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at December 31, 2005 (the "Named Executive Officers").

Name and Principal Position [1]	Year	Annual Compensation Salary ($)	Bonus ($)	Other Annual Compensation [2] ($)	Long-Term Compensation Securities Under Options/SARs Granted	All Other Compensation ($)
Douglas R. Ramsay[3]	2005	204,750	204,750	493,500[4]	-	39,000[5]
President and Chief	2004	195,000	195,000	-	-	-
Executive Officer	2003	195,000	195,000	-	-	-
Tom J. Medvedic[6]	2005	147,600	147,600	100,000[7]	-	20,685[5]
Vice President, Finance and	2004	63,616	55,000	-	60,000[8]	-
Chief Financial Officer	2003	-	-	-	-	-
Gordon A. Dibb[9]	2005	173,250	173,250	352,500[4]	-	33,000[5]
Executive Vice President	2004	165,000	165,000	-	-	-
	2003	165,000	165,000	-	-	-
Robert S. Roberts[10]	2005	173,250	173,250	352,500[4]	-	33,000[5]
Senior Vice President and	2004	165,000	165,000	-	-	-
Chief Operating Officer	2003	165,000	165,000	-	-	-
John L. Grisdale[11]	2005	162,800	162,800	-	-	31,008[5]
Vice President, Business	2004	155,040	155,040	-	60,000[8]	-
Development	2003	143,150	143,150	-	-	-

Notes:

(1) From January 1 to March 8, 2004, Mr. E. Peter Farmer and Mr. T.E. Craig Bamford served as Chief Executive Officer and Chief Financial Officer, respectively, of Denison. From March 8 to March 24, 2004, Mr. Martin A. Lambert and Mr. David M. McGoey served as Interim Chief Executive Officer and Interim Chief Financial Officer, respectively, of Denison. None of these individuals received any compensation from the Corporation or CWSL in connection with such service.

(2) The aggregate amount of perquisites and other personal benefits, securities or property received by each Named Executive Officer was not greater than the lesser of $50,000 and 10% of the total salary and bonus paid to the Named Executive Officer.

(3) Mr. Ramsay was appointed President and Chief Executive Officer on March 24, 2004, and prior thereto was President and Chief Executive Officer of CWSL.

(4) Attributable to entitlements under the Corporation's performance share unit plan. See "Performance Share Unit Plan".

(5) Attributable to entitlements under the Corporation's employee matching investment plan. See "Employee Matching Investment Plan".

(6) Mr. Medvedic was appointed Vice President, Finance on July 12, 2004, and Chief Financial Officer on December 14, 2004.

(7) Attributable to a one-time bonus paid to Mr. Medvedic.

(8) Options to purchase common shares.

(9) Mr. Dibb was appointed Executive Vice President and Chief Financial Officer on March 24, 2004, and prior thereto was Vice President and Chief Financial Officer of CWSL. Mr. Dibb resigned as Chief Financial Officer on December 14, 2004.

(10) Mr. Roberts was appointed Senior Vice President and Chief Operating Officer on March 24, 2004, and prior thereto was Vice President and Chief Operating Officer of CWSL.

(11) Mr. Grisdale was appointed Vice President, Business Development on March 24, 2004, and prior thereto was Vice President, Business Development of CWSL.

Stock Option Plan

The Corporation has a stock option plan that was approved by the shareholders of the Corporation at the annual meeting of shareholders held on June 21, 2004 (the "Plan"). The maximum number of common shares that may be issued under the Plan is fixed at 1,710,000, representing approximately 5% of the currently outstanding

common shares. The maximum number of shares that may be issued under the Plan and any other share compensation arrangements of the Corporation is limited to 5% of the total number of outstanding common shares in the case of any one person, and 10% in the case of insiders as a group. Options are not assignable and cannot be converted into share appreciation rights. Options terminate (i) on the earlier of their expiration or 90 days after a participant ceases to be a director, officer or employee for any reason other than for cause, death, permanent disability or retirement, (ii) on the date of termination for cause, and (iii) 12 months after the date of death, permanent disability or retirement. At the date of this Circular, options to purchase 998,446 common shares (2.74% of the currently outstanding common shares) have been granted and remain outstanding.

The Plan provides that the board of directors may grant options to purchase common shares to directors, officers and employees of the Corporation and its subsidiaries. In granting an option, the board must fix the number of common shares, exercise price, vesting provisions and expiry date (which shall be no later than ten years from the date of grant). The exercise price of a stock option shall be no less than the closing price of the common shares on the Toronto Stock Exchange ("TSX") on the first day preceding the date of grant on which at least one board lot of common shares traded. The board has the discretion under the Plan to adjust both the number of common shares under option and the exercise price of options upon the occurrence of specified dilutive or antidilutive events. The Plan also provides for the acceleration of vesting of options upon the occurrence of any one of a number of specified events that constitute a change of control of the Corporation.

Performance Share Unit Plan

On October 15, 2004, the Corporation established a performance share unit plan (the "PSU Plan") for permanent employees. The PSU Plan provides that the board may grant performance share units ("PSUs") to permanent employees of the Corporation and its designated affiliates. PSUs expire not later than three years from the end of the year in which the PSUs were granted and vest only upon the fulfillment of specified performance conditions and the passage of time. Each PSU represents the right to receive a cash payment equal to the market price of the common shares on the TSX at the time of exercise (the "Market Price"), which time will be determined by the holder of the PSUs, subject to certain conditions. The Corporation has the option of instructing an independent broker to acquire common shares on the open market on behalf of the participant equal to the number obtained by dividing the amount of cash otherwise payable by the Market Price. The PSUs expire at a date determined by the board, and if a participant ceases to be an employee of the Corporation or a designated affiliate for any reason, that participant's unvested PSUs shall terminate and be forfeited and the participant may redeem any vested PSUs until the earlier of (i) 90 days from the date of termination of employment (180 days in the case of termination by reason of death or permanent disability) or (ii) the expiry date set forth in the document granting the PSUs.

The board granted 7,000, 5,000 and 5,000 PSUs to Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts, respectively, on December 6, 2005, all of which expire on June 30, 2007.

Employee Matching Investment Plan

On April 8, 2005, the Corporation established an employee matching investment plan (the "Matching Investment Plan"). Pursuant to the Corporation's annual incentive bonus plan, the payment of any cash entitlement to an eligible participant is subject to a three-year staged release whereby 60% of the bonus is paid to such participant immediately upon the determination of the bonus amount, and the remaining 40% of such bonus is paid in equal installments on the next two anniversaries of the bonus declaration date. The Matching Investment Plan entitles eligible participants to receive their remaining bonus entitlement on the first anniversary of the bonus declaration date by electing to invest the entire amount of their withheld bonus in common shares of the Corporation that are purchased in the open market by an independent broker appointed for such purpose. In the event that an eligible employee elects to participate in the Matching Investment Plan, the Corporation will make a payment into the Matching Investment Plan on behalf of the employee equal to that portion of the employee's withheld bonus that the employee elected to contribute to the Matching Investment Plan.

Option/SAR Grants During 2005

No options/SARs were granted to the Named Executive Officers during the fiscal year ended December 31, 2005.

Aggregated Option Exercises During the Year Ended December 31, 2005 and Financial Year-End Option Values

The following table sets forth certain information respecting the numbers and accrued value of exercisable and unexercised stock options as at December 31, 2005.

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options as at December 31, 2005 (#)		Value of Unexercised In-the-Money Options as at December 31, 2005 ($)[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Tom J. Medvedic	--	--	20,000	40,000	$461,312	$922,688
John L. Grisdale	--	--	20,000	40,000	$491,500	$983,000

Note:

(1) The value of the unexercised "in-the-money" options has been determined by subtracting the exercise price of the options from the closing price of the common shares on December 31, 2005 of $40.30, as reported by the Toronto Stock Exchange, and multiplying by the number of common shares that may be acquired upon the exercise of the options.

Employment Agreements

Each of Douglas R. Ramsay and Gordon A. Dibb has an employment agreement with the Corporation which extends indefinitely, unless terminated by either party in accordance with the terms of the agreement. The Corporation is entitled to terminate the employment agreements and the employment of each of Messrs. Ramsay and Dibb at any time and for any reason upon written notice and the payment within 30 days of an amount equal to the sum of (i) his base salary for the month immediately preceding the date of termination multiplied by 24; (ii) an amount equal to two times his average annual incentive bonus based on the last three years; (iii) the Corporation's costs of health and welfare benefit plans for the 24-month period preceding termination; (iv) an amount equal to two times the last annual taxable benefit for an automobile allocated to such individual; and (v) 6% of the individual's base salary up to the maximum contribution permitted in lieu of any pension or registered retirement savings plan contribution which the individual would have earned during a 24-month period. The Corporation is also entitled to terminate the employment agreements and the employment of each of Messrs. Ramsay and Dibb if any of such individuals become permanently disabled, as defined in the employment agreements, upon payment of an amount equal to the sum of items (i) through (v) noted above. The employment agreements also provide that in the event of a change of control of the Corporation, each of Messrs. Ramsay and Dibb may, not less than 90 days and not more than 150 days following the date of such change of control, terminate his employment with the Corporation, and that each of Messrs. Ramsay and Dibb shall have the right, but shall not be obligated, to terminate his employment and the employment agreement within 90 days following the occurrence of certain specified events which are deemed to amount to constructive dismissal. If either of Messrs. Ramsay or Dibb exercises their right to terminate their employment and the employment agreement as aforesaid, such officer is entitled to an amount equal to the sum of items (i) through (v) noted above. If the employment of either of Messrs. Ramsay or Dibb is terminated for any reason, all unvested rights of the executive in respect of PSUs shall immediately expire and be of no further force and effect.

Robert S. Roberts has an employment agreement with the Corporation that was for a term that extended to September 1, 2005, and each year thereafter the term automatically renews for an additional one-year renewal term unless either party gives written notice to the contrary. Mr. Roberts employment agreement provides that, in the event of a change of control of the Corporation, Mr. Roberts has the right at any time within six months of the change of control to terminate his employment with the Corporation. If Mr. Roberts exercises this right, or if the

Corporation terminates the employment of Mr. Roberts following a change of control, such officer is entitled to all accrued but unpaid bonuses and to a severance payment equal to two times his annual current base salary.

Each of Tom J. Medvedic and John L. Grisdale has an employment agreement with the Corporation which extends indefinitely, unless terminated by either party in accordance with the terms of the agreement. These employment agreements provide that, in the event of a change of control of the Corporation, if either of Messrs. Medvedic or Grisdale is terminated within one year following such change of control, other than for just cause, such individual will be entitled to an amount equal to two times the sum of (i) his annual current base salary; (ii) an amount equal to his average annual incentive bonus based on the last three years; (iii) the Corporation's costs of health and welfare benefit plans for the 12-month period preceding termination; (iv) an amount equal to the last annual taxable benefit for an automobile allocated to such individual; and (v) 6% of the individual's base salary up to the maximum contribution permitted in lieu of any pension or registered retirement savings plan contribution which the individual would have earned during a 12-month period. These employment agreements also provide that each of Messrs. Medvedic and Grisdale shall have the right, but shall not be obligated, to terminate his employment and the employment agreement within 90 days following the occurrence of certain specified events which are deemed to amount to constructive dismissal. If either of Messrs. Medvedic or Grisdale exercise this right, or are terminated without cause by the Corporation in circumstances not relating to a change of control, as set out above, such officer is entitled to an amount equal to the sum of items (i) through (v) noted above.

The employment agreements for all of the Named Executive Officers contain restrictions on the use or disclosure of confidential information by the Named Executive Officers, as well as provisions related to non-solicitation and non-competition by the Named Executive Officers. In the event that any of the Named Executive Officers is terminated for cause, such individual will not be entitled to receive any of the payments outlined above. In the event that any of the Named Executive Officers voluntarily terminate their employment for any reason other than following an event which is deemed to amount to constructive dismissal or, in respect of Messrs. Ramsay or Dibb, in the event of a change of control, such individual is obligated to provide 90 days prior written notice to the Corporation, upon receipt of which the Corporation may require the Named Executive Officer to continue to perform his duties for the remainder of the notice period, or advise the Named Executive Officer that his services are no longer required and pay such individual his salary, benefits and any other amounts earned under any bonus or incentive plan to the date of termination specified in the notice, or for the minimum period of payment in lieu of notice under applicable law, whichever is shorter.

Compensation of Directors

During 2005, each director, other than the President and Chief Executive Officer, was paid an annual retainer of $10,000. The President and Chief Executive Officer did not receive any compensation for serving as a director. For each meeting of the board, a fee of $1,500 was paid to each director who attended in person, by telephone or by videoconference. For each meeting of a committee of the board (other than the Audit Committee), a fee of $1,500 was paid to each committee member who attended in person, by telephone or by videoconference. Committee chairs (other than the Audit Committee chair) received a supplemental fee of $5,000 per annum. For each meeting of the Audit Committee, a fee of $2,500 was paid to each committee member who attended in person, by telephone or by videoconference. The chair of the Audit Committee received an annual retainer of $10,000. All such payments are made to directors on a quarterly basis.

Commencing July 1, 2004, the Chairman received a supplemental fee of $10,000 per month to compensate for the Chairman's role in the development of strategic and significant management decisions and the attendance at regular meetings of senior management of the Corporation.

Effective October 15, 2004, the board of directors established a deferred share unit plan (the "DSU Plan") for directors. The DSU Plan provides that the board may grant deferred share units ("DSUs") to certain designated non-management directors. DSUs expire not later than three years from the end of the year in which the DSUs were granted and vest upon the passage of time. Each DSU represents the right to receive a cash payment equal to the market price of the common shares on the TSX at the time of exercise (the "Market Price"), which time will be determined by the holder of the DSUs, subject to certain conditions. The Corporation has the option of instructing an independent broker to acquire common shares on the open market on behalf of the participant equal to the number obtained by dividing the amount of cash otherwise payable by the Market Price. The DSUs expire at a date

determined by the board, and if a participant ceases to be a director of the Corporation or a designated affiliate for any reason, that participant's unvested DSUs shall terminate and be forfeited and the participant may redeem any vested DSUs until the earlier of (i) 90 days from the date the participant ceased to be a director (180 days in the case of cessation by reason of death or permanent disability) or (ii) the expiry date set forth in the document granting the DSUs.

During 2005, the Corporation granted 3,000 DSUs to each of Ronald P. Mathison, James S. Blair, Gregory S. Fletcher, Martin A. Lambert and R. Timothy Swinton, all of which expire on June 30, 2007.

Director Share Ownership Policy

The board of directors has adopted a director share ownership policy that requires each of the Corporation's directors to have an investment in the Corporation's common shares having a value of at least $200,000 by the later of March 24, 2007, and the third anniversary of the date of the director's initial election or appointment as a director of the Corporation.

Report On Executive Compensation

The Compensation Committee approves the compensation paid to the Corporation's officers and in general the overall compensation paid by the Corporation to its employees. The compensation paid includes base salary and an annual cash bonus paid only if established performance targets are met. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Corporation's officers and employees. Compensation levels of the Corporation's employees are reviewed annually following performance reviews by management.

In arriving at the compensation levels paid by the Corporation, the Compensation Committee takes into account a number of factors, including the responsibilities and experience of the individuals, the performance of the individuals, and the overall performance of the Corporation. The Compensation Committee also uses and consults available compensation surveys conducted on the industry for companies of comparable size.

The Compensation Committee believes that the criteria utilized to make determinations with respect to compensation are appropriate and assist the Compensation Committee in its efforts to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The compensation of the Corporation's Chief Executive Officer is based on the same criteria set out above.

Submitted by the Compensation Committee:

R. Timothy Swinton (Chair)
Ronald P. Mathison
Gregory S. Fletcher

Equity Compensation Plan Information

Information regarding the Corporation's equity compensation plans as at December 31, 2005, is set forth below.

Plan Category	Number of common shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of common shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	818,578	$18.39	891,422
Equity compensation plans not approved by shareholders	-	-	-
Total	818,578	$18.39	891,422

Performance Graph

The graph below compares the cumulative return on the common shares of the Corporation with the cumulative total return of the S&P/TSX Composite Index for the period commencing March 29, 2004 (the date on which the common shares first traded on the TSX) and ending December 31, 2005.

TOTAL RETURN ON $100 INVESTMENT FROM MARCH 29, 2004 TO DECEMBER 31, 2005



$400
$350
$300
$250
$200
$150
$100
$50
$0
Mar. 29, 2004
Dec. 31, 2004
Dec. 31, 2005

	March 29, 2004	December 31, 2004	December 31, 2005
● S&P/TSX Composite Index	$100	$109	$136
◆ Calfrac Well Services Ltd.	$100	$203	$346

Corporate Governance Practices

Corporate governance relates to the activities of the Corporation's board of directors, the members of which are elected by and are accountable to the Corporation's shareholders. The Corporation's board of directors views effective corporate governance as an essential element for the ongoing well-being of the Corporation and its shareholders. With that in mind, the board of directors reviews the Corporation's corporate governance practices on an ongoing basis to ensure that they provide for effective stewardship of the Corporation.

The following disclosure of the Corporation's corporate governance practices is presented pursuant to the requirements of National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("NI 58-101").

Board of Directors

Independence

The board of directors has reviewed the status of each director to determine whether such director is "independent" as defined in NI 58-101. This review included the completion of self-assessment questionnaires by each of the directors and a detailed review of such questionnaires by the Corporation and its legal counsel. As a result of such review, and after consideration of all business, charitable, family and other relationships among the directors and the Corporation, the board has determined that all of the directors, other than Douglas R. Ramsay, the President and Chief Executive Officer of the Corporation, are independent within the meaning of NI 58-101.

Board Meetings and Attendance Record

The board of directors generally meets four times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere that encourages participation and independence. In order to promote candid discussion among the independent directors, an in-camera session is held at every board meeting, from which Douglas R. Ramsay, the lone non-independent director, and any management invitees in attendance are excused. Information regarding the number of board and committee meetings held in 2005 and the attendance at such meetings is provided in Appendix "A" to this Circular.

Other Directorships

The following directors of the Corporation are directors of other reporting issuers as follows:

Director	Other Reporting Issuer
Ronald P. Mathison	CMQ Resources Inc. Pantera Drilling Income Trust
James S. Blair	ExAlta Energy Inc.
Gregory S. Fletcher	Total Energy Services Ltd. Valiant Energy Inc.
Martin A. Lambert	Bear Ridge Resources Ltd. ExAlta Energy Inc. Ketch Resources Trust Oil States International, Inc. zed.i solutions inc.
R. Timothy Swinton	Anderson Energy Ltd.

Chairman

The Chairman of the board, Ronald P. Mathison, is an independent director. Mr. Mathison's responsibilities as Chairman of the board include ensuring that the board of directors functions effectively and independently of management and that it meets its responsibilities as set out in its mandate.

Board Mandate

The mandate of the board of directors sets out the board's purpose, organization, duties and responsibilities. A copy of the mandate is attached to this circular as Appendix "B".

Position Descriptions

The board of directors has developed written position descriptions for the Chairman of the board of directors as well as the chair of each board committee. The board has also developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

All directors are provided with a director's manual, which includes a copy of all board and committee mandates and policies, the Corporation's by-laws, a reference manual of pertinent corporate information and other reference materials, and are introduced to senior management and the other directors. New directors are also given a presentation on the Corporation and its position in the oilfield services sector by the Corporation's President and Chief Executive Officer. The orientation and education process is reviewed on an annual basis and will be revised accordingly as circumstances warrant.

Ethical Business Conduct

The Corporation has a written code of business conduct and ethics for its directors, officers and employees. A copy of the code of business conduct and ethics may be found on SEDAR at www.sedar.com. The board has delegated to senior management the responsibility for monitoring compliance with the code of business conduct and ethics. To the knowledge of the board, there have been no departures from the code that would necessitate the filing of a material change report.

The board of directors is of the view that a culture of strong corporate governance and ethical business conduct must be endorsed by the board and the Corporation's executive officers. The Corporation's code of business conduct and ethics addresses many areas of business conduct and provides a procedure for employees to raise concerns or questions regarding the conduct of the Corporation's directors, officers and employees.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for proposing director nominees to the board of directors and annually reviews both the size and the composition of the board to ensure that the board is populated with an appropriate number of directors who collectively possess the competencies identified by the Committee as being critical to the effectiveness of the board as a whole.

The Corporate Governance and Nominating Committee consists of two members, each of whom is independent. The charter of the Corporate Governance and Nominating Committee sets out, among other things, the following duties and responsibilities:

- consider the membership needs of the board and its committees and make recommendations with a view to fulfilling such needs;

- review the composition of the board and its committees and make recommendations to the board designed to ensure that appropriate numbers of directors sit on the board and its committees and that the directors

collectively have the competencies and skills that the board considers to be necessary for the board as a whole to possess; and

- following consultation with the Chairman of the board, identify, evaluate and make recommendations to the board regarding appropriate committees of the board to be established, the charter for each committee, and the chair of each committee.

Compensation

The Compensation Committee, and the board of directors upon receiving the recommendations of the Compensation Committee, is responsible for reviewing the overall compensation strategy of the Corporation.

The Compensation Committee consists of three members, each of whom is independent. The charter of the Compensation Committee sets out, among other things, the following duties and responsibilities:

- review annually and recommend for approval to the board of directors the compensation policies and guidelines for the Corporation, together with the Corporation's corporate goals and objectives relevant to compensation;

- review annually and recommend for approval to the board of directors the salaries and compensation of the Corporation's officers;

- conduct annually and report to the Board the results of performance appraisals of the Chief Executive Officer and other officers as appropriate;

- review and recommend for approval to the board of directors grants of stock options or other equity-based compensation;

- review annually the Corporation's employee incentive plans, benefit plans and bonus plans, and review and recommend for approval to the board of directors any amendments thereto;

- review management's reports to the Compensation Committee on human resource issues;

- review annually and recommend for approval to the board of directors the executive compensation disclosure of the Corporation in its management information circular;

- review annually and recommend for approval to the board of directors the compensation arrangements for the directors of the Corporation, the Chairman of the board of directors and the chair and members of each committee of the board of directors; and

- review and approve any management contracts, change of control agreements, indemnity agreements and significant consulting contracts.

The Compensation Committee has the authority to retain consultants, including compensation consultants or advisors, as the Committee may determine necessary or advisable to carry out its responsibilities. During the year ended December 31, 2005, the Compensation Committee did not retain any consultant for that purpose.

Board Committees

The Corporation's board of directors has three standing committees: the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee. Details in respect of the Corporate Governance and Nominating Committee and the Compensation Committee are provided above. The information about the Audit Committee required by Multilateral Instrument 52-110 – Audit Committees is disclosed on pages 12 to 14 of the Corporation's annual information form and a copy of the Audit Committee mandate is attached as Appendix "A" to the Corporation's annual information form which has been filed on SEDAR at www.sedar.com.

Assessments

The board of directors, its committees and individual directors are assessed at least annually with respect to effectiveness and overall contribution. This evaluation function is facilitated by the Corporate Governance and Nominating Committee, who undertake this review in the form of questionnaires and, where appropriate, individual director interviews.

Business of the Meeting

Receipt of Financial Statements

The financial statements for the year ended December 31, 2005, and the report of the auditor will be placed before the shareholders at the Meeting. The financial statements are being mailed to registered shareholders with this Circular, and copies will be available at the Meeting.

Election of Directors

The persons named in the accompanying form of proxy intend to vote for the election as directors of the persons whose names are set forth below, all of whom are currently directors of the Corporation. Each director elected will hold office until the close of the next annual meeting.

Name and Residence	Principal Occupation	Number of Common Shares Beneficially Owned, Controlled or Directed (1)	Director Since
Ronald P. Mathison (2)(3) Alberta, Canada	President, Matco Investments Ltd. (a private investment company)	9,009,124 (5)	March 8, 2004 (7)
Douglas R. Ramsay Alberta, Canada	President and Chief Executive Officer, Calfrac Well Services Ltd.	2,300,848	March 24, 2004
James S. Blair (4) Alberta, Canada	President and Chief Executive Officer, ExAlta Energy Inc. (a public oil and gas exploration and development company)	15,002	May 8, 2002 (7)
Gregory S. Fletcher (2)(3) Alberta, Canada	President, Sierra Energy Inc. (a private energy company)	33,212	May 8, 2002 (7)
Martin A. Lambert (4) Alberta, Canada	Partner, Bennett Jones LLP (a law firm)	23,706 (6)	March 8, 2004 (7)
R. Timothy Swinton (2)(3) Alberta, Canada	President, Western Provinces Resources Ltd. (a private investment company)	44,000	March 24, 2004

Notes:

(1) Information provided by the nominees.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Member of the Corporate Governance and Nominating Committee.
(5) Includes 6,051,622 common shares held by Matco Investments Ltd. and 1,348,846 common shares held by Matco Capital Ltd., entities controlled by Mr. Mathison.
(6) Excludes 1,348,846 common shares held by Matco Capital Ltd. in respect of which Mr. Lambert has an indirect minority interest.
(7) Service prior to March 24, 2004, was as a director of Denison.

Appointment of Auditor

The persons named in the accompanying form of proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP as auditor of the Corporation.

Feedback from Stakeholders

The board of directors has assigned to the Chairman of the board, the President and Chief Executive Officer, and the chair of the Corporate Governance and Nominating Committee the responsibility for bringing to the attention of the board any feedback received by them from shareholders and other stakeholders of the Corporation. Shareholders and other stakeholders may provide such feedback by email to Ronald P. Mathison, the Chairman of the board, at rmathison@matcocap.com, to Douglas R. Ramsay, the President and Chief Executive Officer, at dramsay@calfrac.com, and to Martin A. Lambert, the chair of the Corporate Governance and Nominating Committee, at lambertm@bennettjones.ca.

Additional Information

Additional information relating to the Corporation is on SEDAR at www.sedar.com.

Information regarding the business of the Corporation is provided in the Corporation's current annual information form. Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for the year ended December 31, 2005, and in interim financial statements for periods commencing after December 31, 2005. Shareholders may obtain copies of these documents and additional copies of this Circular without charge by contacting the Chief Financial Officer of the Corporation at 411 – 8th Avenue S. W., Calgary, Alberta, T2P 1E5 (phone: 403-266-6000; fax: 403-266-7381).

DATED March 14, 2006.

APPENDIX "A"

DIRECTORS' ATTENDANCE RECORDS

		Committees		
	Board	Audit	Corporate Governance and Nominating	Compensation
Number of Meetings Held	4	4	2	3
Number of Meetings Attended				
Ronald P. Mathison	4	4	--	3
Douglas R. Ramsay	4	--	--	--
James S. Blair	4	4	2	--
Gregory S. Fletcher	4	4	--	3
Martin A. Lambert	4	--	2	--
R. Timothy Swinton	4	4	--	3

APPENDIX "B"

BOARD OF DIRECTORS MANDATE

The board of directors (the "Board") of Calfrac Well Services Ltd. ("Calfrac") is responsible for the stewardship of Calfrac and for overseeing the conduct of the business of Calfrac and the activities of management, who are responsible for the day-to-day conduct of the business.

Composition and Operation

The Board operates by reserving certain powers to itself and delegating certain of its authorities. The Board retains responsibility for managing its own affairs, including selecting its chair, nominating candidates for election to the Board, constituting committees of the Board, appointing the chairs of committees of the Board, and determining director compensation. Subject to the articles and by-laws of Calfrac and the *Business Corporations Act* (Alberta), the Board may constitute committees of the Board and seek the advice of, and delegate powers, duties and responsibilities to, its committees and management.

Responsibilities

The Board's primary responsibilities are to preserve and enhance long-term shareholder value and to ensure that Calfrac meets its obligations on an on-going basis and operates in a reliable and safe manner. In performing its duties, the Board should also consider the legitimate interests other stakeholders, such as employees, customers and communities, may have in Calfrac. In broad terms, the stewardship of Calfrac involves the Board in strategic planning, risk management and mitigation, senior management determination and assessment, communication planning, and internal control integrity. More specifically, the Board is responsible for

(a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization,

(b) adopting a strategic planning process and approving, on an annual basis, a strategic plan for Calfrac which takes into account, among other things, the opportunities and risks of the business,

(c) identifying the principal risks of Calfrac's business and ensuring the implementation of appropriate systems to manage these risks,

(d) succession planning, including appointing, training and monitoring senior management,

(e) adopting a communication policy for Calfrac that includes measures for receiving feedback from stakeholders,

(f) monitoring the integrity of Calfrac's internal control and management information systems,

(g) developing Calfrac's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Calfrac, and

(h) on an individual basis, attending Board meetings, reviewing meeting materials in advance of meetings, and complying with the other expectations and responsibilities of directors of Calfrac established by the Board.

Specific Duties

The Board's specific duties, obligations and responsibilities fall into the following categories.

1. Legal Requirements

(a) The Board has oversight responsibility for Calfrac's satisfaction of its legal obligations and for properly preparing, approving and maintaining Calfrac's documents and records.

(b) The Board has the statutory obligation to

(i) manage the business and affairs of Calfrac, and

(ii) act in accordance with its obligations under the *Business Corporations Act* (Alberta) and the regulations thereunder, Calfrac's articles and by-laws, and other relevant legislation and regulations,

and each director of Calfrac in exercising the director's powers and discharging the director's duties has the statutory obligation to

(iii) act honestly and in good faith with a view to the best interests of Calfrac, and

(iv) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(c) The Board has the statutory obligation to consider certain matters as a board of directors. The Board may not delegate to management or to a committee of the Board the authority to

(i) submit to the shareholders any question or matter requiring the approval of the shareholders,

(ii) fill a vacancy among the directors or in the office of auditor,

(iii) issue securities except in the manner and on the terms authorized by the Board,

(iv) declare dividends,

(v) purchase, redeem or otherwise acquire shares issued by Calfrac, except in the manner and on the terms authorized by the Board,

(vi) pay a commission to any person in consideration of the person's purchasing or agreeing to purchase shares of Calfrac from Calfrac or from any other person, or procuring or agreeing to procure purchasers for shares of Calfrac,

(vii) approve any management proxy circular relating to a solicitation of proxies by or on behalf of the management of Calfrac,

(viii) approve any take-over bid circular or directors' circular,

(ix) approve any annual financial statements of Calfrac, or

(x) adopt, amend or repeal by-laws.

2. Independence

The Board is responsible for implementing appropriate structures and procedures to permit the Board to function independently of management.

3. *Strategic Planning*

The Board is responsible for ensuring that there are long-term goals and a strategic planning process in place for Calfrac and participating with management directly or through its committees in approving the strategic plans by which Calfrac proposes to achieve its goals.

4. *Risk Management*

The Board is responsible for understanding the principal risks of the business in which Calfrac is engaged, achieving a proper balance between risks incurred and the potential return to shareholders, and confirming that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of Calfrac.

5. *Appointment, Training and Monitoring of Senior Management*

The Board is responsible for

(a) appointing the CEO of Calfrac, monitoring and assessing the CEO's performance, determining the CEO's compensation, and providing advice and counsel to the CEO in the execution of the CEO's duties,

(b) approving the appointment and remuneration of all other officers of Calfrac, and

(c) confirming that adequate provision has been made for the training and development of management and for the orderly succession of management.

6. *Reporting and Communication*

The Board is responsible for

(a) verifying that Calfrac has in place policies and programs to enable Calfrac to communicate effectively with its shareholders, other stakeholders and the public generally,

(b) verifying that the financial performance of Calfrac is adequately reported to shareholders, other security holders, regulators and the public on a timely and regular basis,

(c) verifying that Calfrac's financial results are prepared and reported fairly and in accordance with generally accepted accounting principles,

(d) verifying the timely reporting of any other developments that have a material effect on Calfrac, and

(e) reporting annually to shareholders on the Board's stewardship of the affairs of Calfrac for the preceding year.

The Board has assigned to the chair of the Board, the CEO, and the chair of the Corporate Governance and Nominating Committee responsibility for bringing to the attention of the Board feedback received by them from shareholders and other stakeholders of Calfrac. To encourage and facilitate such feedback, instructions for contacting these individuals will be disclosed annually in Calfrac's management information circular and will be posted on Calfrac's web site.

7. *Monitoring and Acting*

The Board is responsible for

(a) verifying that Calfrac operates at all times within applicable laws and regulations to the highest ethical standards,

(b) approving and monitoring compliance with the significant policies and procedures by which Calfrac is operated,

(c) verifying that Calfrac sets high environmental standards in its operations and is in compliance with environmental laws and regulations,

(d) verifying that Calfrac has in place appropriate programs and policies for the health and safety of its employees in the workplace,

(e) monitoring Calfrac's progress toward its goals and objectives and revising and altering its direction through management in response to changing circumstances,

(f) taking action when Calfrac's performance falls short of its goals and objectives or when other special circumstances warrant,

(g) verifying that Calfrac has implemented adequate information systems, disclosure controls and procedures, and internal control over financial reporting,

(h) ensuring that the Board receives from senior management on a timely basis the information and input required to enable the Board to effectively perform its duties,

(i) adopting a written code of business conduct and ethics and monitoring compliance with the code, and

(j) conducting and acting upon annual assessments and evaluations of the Board, committees of the Board and individual directors.

8. *Other*

The Board may exercise or delegate any other powers consistent with this mandate, Calfrac's articles and by-laws, and any governing laws, as the Board deems necessary or appropriate. The powers of the Board may be exercised by a resolution passed at a meeting of the Board at which a quorum is present or by a resolution in writing signed by all of the directors entitled to vote on that resolution at a meeting of the Board. If there is a vacancy in the Board, the remaining directors may exercise all the powers of the Board so long as a quorum remains in office

CWS CALFRAC

RECEIVED

2006 APR 18 A 11:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on May 9, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. ***Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting.*** **If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 5, 2006.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

Appointment of Proxyholder

I/We, being holder(s) of Calfrac Well Services Ltd. hereby appoint(s): Doug Ramsay, President and Chief Executive Officer, or failing him Gordon Dibb, Executive Vice President

OR

Enter the name of the person you are appointing if this person is someone *other than the foregoing.*

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Calfrac Well Services Ltd. to be held in the Turner Valley Room at the Fairmont Palliser Hotel, 133 - 9th Ave S.W., Calgary, Alberta on May 9, 2006 at 3:30 pm, Mountain Time and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

The nominees proposed by Management are: Ronald P. Mathison, James S. Blair, Gregory S. Fletcher, R. Timothy Swinton, Douglas R. Ramsay, Martin A. Lambert

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	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors

	For	Withhold
Appointment of PricewaterhouseCoopers, LLP as Auditors of the Corporation for the ensuing year.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 1 3 2 3 6 A R 2 D S E Q

Computershare

Computershare Trust Company of Canada
Sixth Floor
530 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone 1-403-267-6800
Facsimile 1-403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
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Philippines
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United Kingdom
USA

LETTER OF CONFIRMATION

April 12, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L'Autorite des marches financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
TSX Exchange

Dear Sirs:

Subject: Calfrac Well Services Ltd. (the "Corporation")

We confirm that copies of items 1 through 4 of the materials below were sent by pre-paid mail on April 7, 2006, to the registered holders of Common Shares of the Corporation:

1. Annual Report
2. Notice of Annual and Special Meeting of Shareholders / Management Information Circular
3. Proxy
4. Proxy Return Envelope
5. Supplemental Mailing List Return Card

We further confirm that copies of item #1 were sent by prepaid mail on April 7, 2006 to the beneficial holders who requested a copy under the provisions of NI 51-102. We also confirm that copies of items #2 through #5 were sent by courier on April 7, 2006 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"

Julie Marsan
Mailing Professional
ClientServicesMailings@Computershare.com

cc: Bennett Jones LLP
Attn: Mark Paslawski